U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 4

                                 OMB APPROVAL
                            OMB Number:  3235-0287
                         Expires:  September 30, 1998
               Estimated average burden hours per response:  0.5

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                  Section 17(a) of the Public Utility Holding
  Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(     )   Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).


 1.   Name and Address of Reporting Person*
      Last, First, Middle:  Wagner, Laurence
      Street:  c/o EMCORE Corporation, 394 Elizabeth Avenue

      City, State, Zip:  Somerset, New Jersey 08873
 2.   Issuer Name and Ticker or Trading Symbol:  EMCORE Corporation - EMKR

 3.   IRS or Social Security Number of Reporting Person (Voluntary)
 4.   Statement for Month/Year:  September 1997
 5.   If Amendment, Date of Original (Month/Year)

 6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
      (     ) Director       (     ) 10% Owner
      (  x  ) Officer (give title below)       (     ) Other (specify below)

      Vice President - Electronic Materials

 7.   Individual or Joint/Group Filing (Check Applicable Line)

      (  x  ) Form filed by One Reporting Person
      (     ) Form filed by More than One Reporting Person

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).


                       Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

          1. Title of Security             2.  Transaction Date    3. Transaction    4. Securities Acquired (A)
             (Instr. 3)                        (Month/Day/Year)       Code              or Disposed of (D)
                                                                      (Instr. 8)        (Instr. 3, 4, and 5)


                                                                                                    (A) or
                                                                   Code       V      Amount         (D)       Price

  (1)     Common Stock                     10/09/97                M                 1,200 shares   A          $4.08
  (2)     Common Stock                     10/16/97                M                 1,741 shares   A          $4.08

  (3)     Common Stock                     11/12/97                S                   150 shares   D         $19.50
  (4)     Common Stock                     11/13/97                S                   500 shares   D         $18.38
  (5)     Common Stock                     11/13/97                S                   500 shares   D         $19.00

  (6)     Common Stock                     11/14/97                S                 1,291 shares   D         $19.00
  (7)     Common Stock                     11/14/97                S                   500 shares   D         $19.25



                                                      Table I -- Continued

          1. Title of Security                   5.  Amount of Securities    6.  Ownership Form:    7.  Nature of Indirect
             (Instr. 3)                              Beneficially Owned          Direct (D) or          Beneficial Ownership
                                                     at End of Month             Indirect (I)           (Instr. 4)
                                                     (Instr. 3 and 4)            (Instr. 4)
  (1)     Common Stock                                                       D

  (2)     Common Stock                                                       D
  (3)     Common Stock                                                       D

  (4)     Common Stock                                                       D
  (5)     Common Stock                                                       D
  (6)     Common Stock                                                       D

  (7)     Common Stock                           0                           D



   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)

          1. Title of Derivative Security             2. Conver-     3. Trans-     4. Transac-       5. Number of Deriv-
             (Instr. 3)                                  sion or        action        tion Code         ative Securities
                                                         Exercise       Date          (Instr. 8)        Acquired (A) or
                                                         Price of       (Month/                         Disposed of (D)
                                                         Deriv-         Day/                            (Instr. 3, 4 and 5)
                                                         ative          Year)
                                                         Security



                                                                                   Code      V       (A)            (D)

  (1)     Incentive Common Stock Options (right to    $4.08          10/09/97      M                                1,200
          buy)
  (2)     Incentive Common Stock Options (right to    $4.08          10/16/97      M                                1,741
          buy)



                                                     Table II -- Continued

          1. Title of Derivative Security                        6. Date Exercisable and     7. Title and Amount of
             (Instr. 3)                                             Expiration Date             Underlying Securities
                                                                    (Month/Day/Year)            (Instr. 3 and 4)
                                                                                                               Amount or
                                                                 Date          Expiration                      Number of
                                                                 Exercisable   Date          Title             Shares

  (1)     Incentive Common Stock Options (right to buy)          Immed.        5/01/01       Common Stock      1,200
  (2)     Incentive Common Stock Options (right to buy)          Immed.        5/01/01       Common Stock      1,741



                                                     Table II -- Continued

          1. Title of Derivative Security                8. Price of     9.  Number of       10. Ownership     11. Nature of
             (Instr. 3)                                     Derivative       Derivative         Form of            Indirect
                                                            Security         Securities         Derivative         Beneficial
                                                            (Instr. 5)       Beneficially       Security:          Ownership
                                                                             Owned at End       Direct (D)         (Instr. 4)
                                                                             of Month           or Indirect
                                                                             (Instr. 4)         (I)
                                                                                                (Instr. 4)
  (1)     Incentive Common Stock Options (right to                                           D
          buy)

  (2)     Incentive Common Stock Options (right to                       11,675(1)           D
          buy)



Explanation of Responses:

(1) These remaining options vest in four equal annual installments commencing March 18, 1998.


                              Name of Reporting Person:  Laurence Wagner

                         By /s/ Laurence Wagner      December 5, 1997
                         **Signature of Reporting Person              Date
                         Name:  Laurence Wagner
                         Title: Vice President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for
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